EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of RPM International Inc. for the registration of common stock, preferred stock, debt securities, securities warrants, purchase contracts and units, and to the incorporation by reference therein of our reports dated July 29, 2010, with respect to the consolidated financial statements of RPM International Inc., and the effectiveness of internal control over financial reporting of RPM International Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended May 31, 2010 and the financial statement schedule of RPM International Inc. included therein, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Cleveland, Ohio
April 8, 2011